FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July, 2018

Commission File Number: 001-09531

Telefónica, S.A.
(Translation of registrant's name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482 87 00
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Telefónica – Sale of a stake of Telxius Telecom	2

TELEFÓNICA, S.A. (“Telefónica” or the “Company”) as provided in article 228 of the Spanish Stock Market Act (Ley del Mercado de Valores), hereby reports the following

SIGNIFICANT EVENT

Today, TELEFÓNICA, S.A. (“Telefónica”) has transferred to a company of the Pontegadea Group ("Pontegadea") 16.65% of the share capital of the Telefónica´s subsidiary Pontel Participaciones, S.L. ("Pontel") that owns 60% of the share capital of the company Telxius Telecom, S.A. ("Telxius"), for an amount of 378.8 million euros, which entails a price of 15.2 euros per share of Telxius.

This participation of 16.65% in the capital stock of Pontel is equivalent, in economic terms, to an indirect participation of 9.99% in the share capital of Telxius.

Likewise, Telefónica, Pontegadea and Pontel have entered into a shareholders’ agreement that regulates the relationship of Telefónica and Pontegadea as shareholders in Pontel, consistent with the shareholders’ agreement among Telefónica, Taurus Bidco S.à.r.l. (KKR) and Telxius.

This transaction will not have an impact on the consolidated results of the Telefónica Group as it consists on the sale of a minority interest, with Telefónica retaining control over Pontel and Telxius.

This transaction is part of the Telefónica Group’s asset portfolio management policy, based on a strategy of value creation, optimization of the return on capital and strategic positioning. It also complements the objective of organically reducing debt and strengthening the balance sheet in a growing cash flow scenario, which allows us to maintain a sustainable shareholder remuneration.

Madrid, July 27, 2018.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	July 27, 2018	By:	/s/ Pablo de Carvajal González
			Name:	Pablo de Carvajal González
			Title:	Secretary to the Board of Directors